UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Proteon Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

74371L109
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74371L109	13G	Page 2 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prism Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,337,462
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,337,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74371L109	13G	Page 3 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prism Venture Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,337,462
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,337,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74371L109	13G	Page 4 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prism Investment Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,337,462
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,337,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74371L109	13G	Page 5 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prism Venture Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,337,462
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,337,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 74371L109	13G	Page 6 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brendan O’Leary
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,337,462
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,337,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74371L109	13G	Page 7 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James A. Counihan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,337,462
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,337,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74371L109	13G	Page 8 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven J. Benson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,337,462
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,337,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74371L109	13G	Page 9 of 17

Item 1(a).               Name of Issuer:

Proteon Therapeutics, Inc. (the “Issuer”).

Item 1(b).               Address of Issuer’s Principal Executive Offices:

20 West Street, Waltham, MA 02451.

Item 2(a).               Names of Persons Filing:

Prism Venture Partners V, L.P. (“PVP V”); Prism Venture Partners V-A. L.P. (“PVP V-A”); Prism Investment Partners V, L.P. (“PIP IV”), which is the sole general partner of PVP V and PVP V-A; Prism Venture Partners V, LLC (“PVP V LLC”), which is the sole general partner of PIP V; Steven J. Benson (“Benson”); James A. Counihan (“Counihan”); and Brendan O’Leary (“O’Leary” and, together with, Benson and Counihan, the “Managing Members”) the managing members of PVP V LLC.  PVP V, PVP V-A, PIP V, PVP V LLC, Benson, Counihan, and O’Leary are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Prism VentureWorks, 117 Kendrick Street, Suite 200, Needham, MA 02494.

Item 2(c).               Citizenship:

Each of PVP V, PVP V-A and PIP V is a limited partnership organized under the laws of the State of Delaware.  PVP V LLC is a limited liability company organized under the laws of the State of Delaware.  Each of Benson, Counihan, and O’Leary is a United States citizen.

Item 2(d).               Title of Class of Securities:

Common Stock, $.001 par value (“Common Stock”).

Item 2(e).               CUSIP Number:

74371L109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 74371L109	13G	Page 10 of 17

Item 4.	Ownership.

(a)
Amount beneficially owned: PVP V is the record owner of 918,971 shares of Common Stock as of December 31, 2014 (the “PVP V Shares”) and PVP V-A is the record owner of 418,491 shares of Common Stock as of December 31, 2014 (the “PVP V-A Shares” and, together with the PVP V Shares, the “Shares”).  By virtue of their relationship as affiliated entities whose controlling entities have overlapping individual controlling persons, PVP V may be deemed to own beneficially the PVP V-A Shares and PVP V-A may be deemed to own beneficially the PVP V Shares.  As the sole general partner of each of PVP V and PVP V-A, PIP V may be deemed to own beneficially the Shares.  As the sole general partner of PIP V, PVP V LLC may be deemed to own beneficially the Shares.  As the individual managing directors of PVP V LLC, Benson, Counihan, and O’Leary also may be deemed to own beneficially the Shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based on 16,449,164 shares of Common Stock reported by the Issuer to be outstanding as of November 24, 2014 on Form 10-Q filed with the Securities and Exchange Commission on November 25, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.                    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 74371L109	13G	Page 11 of 17

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 24, 2015.

PRISM VENTURE PARTNERS V, L.P.

By: Prism Investment Partners V, L.P.,
        its General Partner

By: Prism Venture Partners V, LLC,
its General Partner

By:           *
Name: Brendan O’Leary
Title:  Managing Member

PRISM VENTURE PARTNERS V-A, L.P.

By: Prism Investment Partners V, L.P.,
its General Partner

By: Prism Venture Partners V, LLC,
its General Partner

By:           *
Name: Brendan O’Leary
Title:  Managing Member

PRISM INVESTMENT PARTNERS V, L.P.

By: Prism Venture Partners V, LLC,
its General Partner

By:           *
Name: Brendan O’Leary
Title:  Managing Member

PRISM VENTURE PARTNERS V, LLC

By:           *
Name: Brendan O’Leary
Title:  Managing Member

CUSIP No. 74371L109	13G	Page 12 of 17

                 **
Steven J. Benson

                 ***
James A. Counihan

                 *
Brendan O’Leary

*/s/ Dina Ciarimboli
Dina Ciarimboli
As attorney-in-fact

**/s/ Dina Ciarimboli
Dina Ciarimboli
As attorney-in-fact

***/s/ Dina Ciarimboli
Dina Ciarimboli
As attorney-in-fact

* This Schedule 13G was executed by Dina Ciarimboli on behalf of the Reporting Persons listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

** This Schedule 13G was executed by Dina Ciarimboli on behalf of Steven J. Benson pursuant to a Power of Attorney, a copy of which is attached as Exhibit 3.

*** This Schedule 13G was executed by Dina Ciarimboli on behalf of James A. Counihan pursuant to a Power of Attorney, a copy of which is attached as Exhibit 4.

CUSIP No. 74371L109	13G	Page 13 of 17

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Proteon Therapeutics, Inc.

EXECUTED this 24th day of February, 2015

PRISM VENTURE PARTNERS V, L.P.

By: Prism Investment Partners V, L.P.,
        its General Partner

By: Prism Venture Partners V, LLC,
its General Partner

By:           *
Name: Brendan O’Leary
Title:  Managing Member

PRISM VENTURE PARTNERS V-A, L.P.

By: Prism Investment Partners V, L.P.,
its General Partner

By: Prism Venture Partners V, LLC,
its General Partner

By:           *
Name: Brendan O’Leary
Title:  Managing Member

PRISM INVESTMENT PARTNERS V, L.P.

By: Prism Venture Partners V, LLC,
its General Partner

By:           *
Name: Brendan O’Leary
Title:  Managing Member

PRISM VENTURE PARTNERS V, LLC

By:           *
Name: Brendan O’Leary
Title:  Managing Member

CUSIP No. 74371L109	13G	Page 14 of 17

                 **
Steven J. Benson

                 ***
James A. Counihan

                 *
Brendan O’Leary

*/s/ Dina Ciarimboli
Dina Ciarimboli
As attorney-in-fact

**/s/ Dina Ciarimboli
Dina Ciarimboli
As attorney-in-fact

***/s/ Dina Ciarimboli
Dina Ciarimboli
As attorney-in-fact

* This Schedule 13G was executed by Dina Ciarimboli on behalf of the Reporting Persons listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

** This Schedule 13G was executed by Dina Ciarimboli on behalf of Steven J. Benson pursuant to a Power of Attorney, a copy of which is attached as Exhibit 3.

*** This Schedule 13G was executed by Dina Ciarimboli on behalf of James A. Counihan pursuant to a Power of Attorney, a copy of which is attached as Exhibit 4.

CUSIP No. 74371L109	13G	Page 15 of 17

EXHIBIT 2

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dina Ciarimboli, Laurier Beaupre and Alyssa Scaparotti, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual, in his capacity as a general partner of any partnership, or in his capacity as a managing member of any limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his/her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 2nd day of August, 2010.

/s/ Brendan M. O’Leary
Brendan M. O’Leary

CUSIP No. 74371L109	13G	Page 16 of 17

EXHIBIT 3

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dina Ciarimboli, Laurier Beaupre and Alyssa Scaparotti, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual, in his capacity as a general partner of any partnership, or in his capacity as a managing member of any limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his/her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of November, 2009.

/s/ Steven J. Benson
Steven J. Benson

CUSIP No. 74371L109	13G	Page 17 of 17

EXHIBIT 4

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dina Ciarimboli, Laurier Beaupre and Alyssa Scaparotti, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual, in his capacity as a general partner of any partnership, or in his capacity as a managing member of any limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his/her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 24th day of March, 2011.

 /s/  James A. Counihan
James Counihan